Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

May 17, 2018

VIA EDGAR TRANSMISSION

Mr. Frank Buda
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
CrossingBridge Long/Short Credit Fund (S000048060)

Dear Mr. Buda:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments provided to the Trust on April 26, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 642 to its registration statement, filed on behalf of its series, CrossingBridge Long/Short Credit Fund (the “Fund”).  PEA No. 642 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on March 15, 2018 for the purpose of making material changes to the principal investment strategies of the Fund.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.  A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.  Undefined capitalized terms used herein have the same meaning as in the registration statement.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.	Staff Comment: Please provide the completed Fees and Expenses of the Fund table and Expense Example at least five days prior to the effective date of the registration statement.

Response: The Trust responds by providing a complete version of the Fees and Expenses of the Fund table in the Prospectus, as presented below:

Shareholder Fees (fees paid directly from your investment)	Institutional Class Shares		Class A Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		5.00%
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the original purchase price or the net asset value at redemption on share purchases of $1,000,000 or more that are redeemed within 12 months of purchase)	None		0.50%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		1.25%		1.25%
Distribution (12b-1) Fees		None		0.25%
Other Expenses		0.83%		0.81%
Shareholder Servicing Plan Fees	0.10%		0.10%
Dividends and Interest Expense on Short Positions	0.43%		0.41%
Remainder of Other Expenses	0.30%		0.30%
Acquired Fund Fees and Expenses(1)		0.07%		0.07%
Total Annual Fund Operating Expenses		2.15%		2.38%
Less: Fee Waiver and/or Expense Reimbursement		-0.30%		-0.30%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)		1.85%		2.08%
(1)
Please note that Total Annual Fund Operating Expenses in the table above do not correlate to the ratio of Expenses to Average Net Assets found within the “Financial Highlights” section of this Prospectus, which does not include Acquired Fund Fees and Expenses.

(2)
Pursuant to an operating expense limitation agreement between CrossingBridge Advisors, LLC (the “Adviser”), the Fund’s investment adviser, and the Fund, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, taxes, interest (including interest incurred in connection with bank and custody overdrafts) leverage (i.e., any expenses incurred in connection with borrowings made by the Fund), dividends and interest expenses on short positions, acquired fund fees and expenses, brokerage commissions and other transaction expenses, expenses incurred in connection with any merger or reorganization, proxy expenses, and extraordinary expenses (collectively “Excluded Expenses”)) do not exceed 1.25% of the Fund’s average annual net assets, through at least May 7, 2020.  To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement may be greater than 1.25%.  The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Adviser may request recoupment of previously waived fees and paid expenses from the Fund up to three years from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

Example

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  The operating expense limitation discussed in the table above is reflected only through May 7, 2020.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share Class	One Year	Three Years	Five Years	Ten Years
Institutional Class	$188	$614	$1,098	$2,434
Class A Shares	$750	$1,149	$1,654	$3,036

2.
Staff Comment: Please confirm the operating expense limitation agreement referenced in Footnote 2 to the Fees and Expenses of the Fund table will remain in effect for at least one year from the effective date of the registration statement.

Response: The Trust confirms supplementally that the operating expense limitation agreement will be in effect for at least one year from the date of the Prospectus.

3.
Staff Comment: Please revise the disclosure in Footnote 2 to the Fees and Expenses of the Fund table to clarify any recoupment requested by the Adviser will not cause the Fund’s expense ratio after recoupment is taken into account to exceed the applicable expense limitation.  Please also make corresponding changes throughout the registration statement.

Response: The Trust responds by revising the footnote as shown in the Trust’s response to Staff Comment 1.  The Trust further responds by making corresponding changes throughout the Fund’s registration statement.

Prospectus – Summary Section – Principal Investment Strategies

4.
Staff Comment: The last two sentences of the second paragraph under the heading “Principal Investment Strategies” state: “The Fund’s long/short exposure will vary over time based on the assessment of market conditions and other factors.  In general, it is anticipated that the Fund’s portfolio will not be more than 100% short.” Please consider revising this disclosure in Plain English.  Please also briefly describe the mechanics of the Fund’s long and short strategies.

Response: The Trust responds by revising the disclosure as follows:

“The Fund’s ~~long/short~~ net long exposure (the market value of long positions minus the market value of short positions) will vary over time based on the Adviser’s assessment of market conditions and other factors.  In general, it is anticipated that the Fund’s portfolio will not be more than 100% short.  With a long position, the Fund purchases a security outright, while with a short position, the Fund sells a security that it has borrowed.  When the Fund sells a security short, it borrows the security from a third party and sells it at the then-current market price.  The Fund is then obligated to buy the security on a later date so that it can return the security to the lender.”

5.	Staff Comment: Please revise using Plain English the third paragraph under the heading “Principal Investment Strategies”, which describes the Adviser’s process in managing the Fund’s holdings.

Response: The Trust responds by revising the disclosure as follows:

“In managing the Fund’s holdings, the Adviser ~~applies~~ combines a top-down, in-depth understanding of credit cycles ~~and variable net exposure~~ with a bottom-up, fundamental research process and event-driven ~~credit~~ investment selection that the Adviser believes will ~~seeks to~~ produce consistent returns through all phases of economic and market cycles.”

6.
Staff Comment: The Fund’s description of “Credit-Related Instruments” includes mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”).  Please specifically identify in the Prospectus the types (e.g., agency MBS, non-agency MBS) and credit quality of MBS and ABS in which the Fund intends to invest.

Response: The Trust responds by adding the following disclosure:

“The Fund’s investments in mortgage-backed and asset-backed securities may be issued by various U.S. Government, municipal or private-sector entities, and may consist of residential mortgage-backed securities and commercial mortgage-backed securities.”

With respect to the credit quality of MBS and ABS, the Trust further responds by referring the Staff to the Fund’s principal investment strategies disclosure noting that Credit-Related Instruments “may include securities of varying maturities, durations and ratings, including securities that have been rated below investment grade.”

7.
Staff Comment: Please state supplementally how much the Fund has currently invested in non-agency MBS and non-agency ABS.  Please also state supplementally the percentage of investment grade and non-investment grade non-agency MBS and non-agency ABS in which the Fund is currently invested.

Response: The Trust responds by supplementally stating that as of February 28, 2018, the Fund does not hold any non-agency MBS or non-agency ABS.

8.
Staff Comment: Please disclose specifically the types of Derivatives in which the Fund invests as a principal investment strategy.  Please also add disclosure on how Derivatives will be used in context of the Fund’s principal investment strategy, making corresponding changes in Item 9.

Response: The Trust responds by respectfully declining to make any revisions associated with this comment and directing the Staff to the Fund’s principal investment strategy disclosure which states specifically the types of derivative investments in which the Fund may invest and how they will be used in the context of the Fund’s strategy:  “The Fund’s investments in derivative instruments, specifically futures contracts, options, options on futures contracts, swap agreements and credit default swaps (collectively, “Derivatives”), may be used as a substitute for making direct investments in the underlying instruments or to reduce exposure to, or “hedge,” against market volatilities and other risks. The Fund may use a Derivative investment rather than investing directly in an underlying asset class as a low-cost, effective means to gain exposure to an asset class.”

9.
Staff Comment: The Fund’s principal investment strategy states “the Fund will maintain long positions in securities available for collateral, consisting of cash, cash equivalents and other liquid securities, to comply with applicable legal requirements.”  Please revise the disclosure to clarify the long positions referenced are intended to satisfy the Fund’s cover obligations under the 1940 Act.

Response: The Trust responds by revising the disclosure as follows:

“[T]he Fund will maintain long positions in securities available for collateral, consisting of cash, cash equivalents and other liquid securities, to ~~comply with applicable legal requirements~~ meet any applicable asset coverage obligations under the 1940 Act.”

10.	Staff Comment: Please add additional disclosure with respect to the investment models that suggest whether to sell an investment. Please also make corresponding changes to the disclosure in Item 9.

Response: The Trust responds by deleting the paragraph in its entirety and adding the following disclosure to both the Summary section and Item 9:

“The Adviser monitors the Fund’s portfolio on a daily basis, and may sell or reduce a position when a more attractive investment becomes available or when the value of an investment becomes unattractive, taking into consideration current market conditions.  The Fund may also sell an investment based on the Adviser’s re-evaluation of an investment’s credit profile.”

Prospectus – Summary Section – Principal Risks

11.	Staff Comment: If the Fund is advised by or sold through an insured depositary institution, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust responds by confirming supplementally that the Fund is neither advised by nor sold through an insured depositary institution and, therefore, Item 4(b)(1)(iii) is not applicable.

12.	Staff Comment: Please consider revising Recent Market Events Risk given current market events, including rising interest rates. Please refer to IM Guidance Update 2016-02.

Response: The Trust responds by revising the disclosure as follows:

“• Recent Market Events Risk. Changes in market conditions will not have the same impact on all types of securities. In response to the global financial crisis that began in 2008, the U.S. government, the Federal Reserve and certain foreign banks took ~~have taken~~ steps to support financial markets, including by keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support could negatively impact financial markets generally, and have, to a certain extent, resulted ~~as well as result~~ in higher interest rates and increased market volatility. ~~and~~ A rising interest rate environment may also reduce the value and liquidity of certain securities held by the Fund. The full impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.”

13.	Staff Comment: Please consider revising the Management Risk risk factor to address the Fund’s use of short sales as a principal investment strategy.

Response: The Trust responds by revising the Management Risk risk factor in the Summary section as follows:

“• Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation or depreciation of a particular security the Fund purchases or sells short, respectively, ~~the Fund’s investments~~ may prove to be incorrect and that the investment strategies employed by the Adviser in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other similar investment vehicles having similar investment strategies.

14.
Staff Comment: The Fund lists Convertible Securities Risk as a principal risk of the Fund; however, there is no corresponding disclosure in the Principal Investment Strategies section of the Prospectus.  If investments in convertible securities is a principal strategy of the Fund, please add applicable disclosure to both the Summary Section and Item 9.  If not, please remove Convertible Securities Risk as a risk factor.  In addition, if the Fund invests or will invest in contingent convertible securities, please add disclosure to the Fund’s principal investment strategy and corresponding risk disclosure.

Response: The Trust responds by adding convertible securities to the list of investment types within the Fund’s description of “Credit-Related Instruments”.

15.	Staff Comment: The sub-caption Credit Default Swap (“CDS”) Risk notes CDS is subject to, among other risks, counterparty credit risk. Please add disclosure defining counterparty credit risk.

Response: The Trust responds by adding the following disclosure:

 “• Counterparty Risk. Counterparty risk arises upon entering into borrowing arrangements or derivative transactions and is the risk from the potential inability or unwillingness of counterparties to meet the terms of their contacts.”

16.	Staff Comment: Please revise the Foreign Investments Risk disclosure discussing “individual international country economies” to read “individual foreign economies”.

Response: The Trust responds by making the suggested revision.

17.	Staff Comment: With respect to the Asset-Backed and Mortgage-Backed Securities Risk risk factor, please add disclosure tailored to the risks associated with specific types of ABS and MBS.

Response: The Trust responds by adding the following disclosure to the Asset-Backed and Mortgage-Backed Securities Risk risk factor:

“Mortgage-backed securities (“MBS”) generally are classified as either commercial MBS (“CMBS”) or residential MBS (“RMBS”), each of which are subject to certain specific risks.  RMBS are subject to the risks generally associated with fixed-income securities and mortgage-backed securities.  Delinquencies and defaults by borrowers in payments on the underlying mortgages, and the related losses, are affected by general economic conditions, the borrower’s equity in the mortgaged property and the borrower’s financial circumstances.  The market for CMBS developed more recently and is relatively small compared to the market for RMBS.  CMBS may lack standardized terms, have shorter maturities than residential mortgage loans and may provide for payment of all or substantially all of the principal only at maturity rather than regular amortization of principal.  Adverse changes in economic conditions and circumstances are more likely to have an adverse impact on MBS secured by loans on commercial properties than on those secured by loans on residential properties.”

18.	Staff Comment: Please consider revising the Leverage Risk risk factor to clarify the long positions referenced are intended to satisfy the Fund’s cover obligations under the 1940 Act.

Response: The Trust responds by revising the disclosure as follows:

“Leverage Risk. Leverage is the practice of borrowing money to purchase securities. Investments in Derivatives and selling securities short also involve the use of leverage. Leverage can increase the investment returns of the Fund. However, if the securities decrease in value, the Fund will suffer a greater loss than would have resulted without the use of leverage. The Fund will maintain long positions in securities available for collateral, consisting of cash, cash equivalents, ~~reverse repurchase agreements,~~ and other liquid securities, to ~~comply with applicable legal requirements~~ meet any applicable asset coverage obligations under the 1940 Act. However, if the value of such collateral declines, margin calls by lending brokers could result in the liquidation of such collateral securities at disadvantageous prices.”

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies

19.
Staff Comment: Please consider revising in Plain English the second paragraph under the caption Principal Investment Strategies discussing the Adviser’s investment process.  Please also add a more clear description of the Fund’s long/short strategy, including target percentages for the long and short strategies, respectfully.  Please also include a description of the Adviser’s investment model referenced in the last sentence of this paragraph.

Response: The Trust responds by revising the disclosure as follows:

“Investments in Short Sales.  Selling securities short involves selling securities the seller (e.g., the Fund) does not own (but has borrowed) in anticipation of a decline in the market price of such securities.  When the Fund sells a security short, it borrows the security from a third party and sells it at the then-current market price.  To deliver the securities to the buyer, the seller must arrange through a broker to borrow the securities and, in so doing, the seller becomes obligated to replace the securities borrowed at their market price at the time of the replacement. In a short sale, the proceeds the seller receives from the sale may be retained by the broker until the seller replaces the borrowed securities. Short positions may be used either to hedge long positions or may be used speculatively to seek positive returns in instances where the Adviser believes a security’s price will decline.  The Fund will either realize a profit or incur a loss from a short position, depending on whether the value of the underlying security decreases or increases, respectively, between the time it is sold and when the Fund replaces the borrowed security.  The seller may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced.  Depending on investment opportunities, current market conditions, and the Adviser’s views on the credit cycle, the Fund’s long positions may range from 0% to 100% of the Fund’s total assets and its short positions may range from 0% to 100% of the Fund’s total assets.”

20.
Staff Comment: With respect to the paragraph discussing Investments in Credit-Related Instruments, please revise the list of Credit-Related Instruments in which the Fund may invest to include only those instruments that are a principal investment strategy of the Fund.  If any of the instruments listed are non-principal strategies, please identify as such or remove from the Prospectus.  Please also ensure the Fund includes corresponding risk disclosure for all types of investments identified as principal.

Response: The Trust responds by revising the disclosure as follows:

“Credit-Related Instruments in which the Fund may invest include~~, but are not limited to,~~ corporate bonds, convertible bonds, debt securities and other fixed income instruments issued by various U.S. and non-U.S. governments (including their agencies or instrumentalities), municipal securities, commercial and residential mortgage-backed securities, asset backed securities, variable and floating rate securities, fixed income closed-end funds, and private-sector entities.  For purposes of meeting its policy of investing at least 80% of its net assets in Credit-Related Instruments, Credit-Related Instruments may include certain non-principal investments of the Fund, including partnership securities, zero coupon bonds, catastrophe bonds and other insurance-linked securities, when issued securities and private placements.”

21.	Staff Comment: Please consider adding an explanation of what “duration” is, including an example of how duration is calculated.

Response: The Trust responds by adding the following discussion of duration to the Item 9 disclosure in the Prospectus:

“Duration is a measure of a fixed income security’s price sensitivity to changes in interest rates.  Duration takes into account a security’s cash flows over time, including the possibility that a security might be prepaid by the issuer or redeemed by the holder prior to its stated maturity date.  In contrast, maturity measures only the time until final payment is due, and does not take into account a security’s cash flow over time.  The duration of the Fund’s portfolio is expressed in years and measures the portfolio’s change in value in relation to changes in interest rates.  The Fund typically invests in short-maturity bonds, which have a duration of three years or less.  For example, if interest rates decline by 1%, the market value of a portfolio with a duration of three years would rise by approximately 3%.  Conversely, if interest rates increase by 1%, the market value of the portfolio would decline by approximately 3%.”

22.	Staff Comment: Please add disclosure to define “distressed debt securities” and to distinguish between distressed debt securities and securities in default.

Response: The Trust responds that it will define distressed debt securities as fixed income securities that, in the opinion of the Adviser, are near to going into default while securities in default are those fixed income securities that are already in default.

23.	Staff Comment: Please specify all types of derivative instruments in which the Fund will invest as a principal investment strategy.

Response: The Trust responds by revising the applicable disclosure as follows:

“The Fund’s investments in Derivatives, ~~including~~ specifically futures contracts, options, options on futures contracts, swap agreements and credit default swaps, currency-linked derivatives and commodity-linked derivatives, may be used as a substitute for making direct investments in the underlying instruments or to reduce exposure to, or “hedge” against market volatilities and other risks.”

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings – Principal Risks of Investing in the Fund

24.	Staff Comment: Please consider revising the Management Risk risk factor to include a more fulsome discussion of the risks associated with the Fund’s long/short strategy.

Response: The Trust responds by revising the disclosure as follows:

“Management Risk. The ability of the Fund to meet its investment objective is directly related to the Adviser’s investment strategies for the Fund. The value of your investment in the Fund may vary with the effectiveness of the Adviser’s research, analysis and asset allocation among portfolio securities in which the Fund invests or sells short, and the Adviser’s judgments about the attractiveness, value and potential appreciation or depreciation of a particular security the Fund purchases or sells short, respectively, may prove to be incorrect.  If the Adviser’s investment strategies do not produce the expected results, the value of your investment could be diminished or even lost entirely.”

25.	Staff Comment: Please revise the Liquidity Risk risk factor to discuss how it may affect the Fund and the types of investments subject to liquidity risk.

Response: The Trust responds by revising the disclosure as follows:

“Liquidity Risk. Certain securities, including Credit-Related Instruments in which the Fund invests, and markets can become illiquid at times and negatively impact the price of an investment if the Fund were to sell during times of illiquidity.  The Fund may have to lower the price, sell other securities or forego an investment opportunity, any of which may have a negative effect on the management or performance of the Fund.”

26.
Staff Comment: Please add disclosure to the Bank Loan Risk risk factor to clarify that bank loans may not be securities and may not have the protections afforded by the federal securities laws.  Please also add disclosure that transactions in bank loans may take longer than seven days to settle.

Response: The Trust responds by adding the following disclosure to the Bank Loan Risk risk factor in both the Summary section and Item 9:

“Bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.  The settlement period for transactions involving bank loans may be longer than seven days.”

27.
Staff Comment: If Convertible Securities Risk is a principal risk of the Fund, please revise the risk factor to include the risks associated with such investments.  The Staff notes the current disclosure discusses how convertible securities operate, but does not discuss the associated risks.

Response: The Trust responds by revising the disclosure as follows:

“Convertible Securities Risk. A convertible security is a fixed income security (a debt instrument or a preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer.  The market value of a convertible security will perform the same as a regular fixed income security; that is, if market interest rates rise, the value of the convertible security falls.  Convertible securities are senior to common stock in an issuer’s capital structure, but are subordinated to any senior debt securities.  As a result, in the event of a liquidation of the issuing company, holders of convertible securities generally would be paid after the company’s creditors but before the company’s common shareholders.  Consequently, an issuer’s convertible securities generally may be viewed as having more risk than its debt securities but less risk than its common stock.  While providing a fixed income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security’s underlying common stock.  If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash at a time that may be unfavorable to the Fund.”

28.
Staff Comment: With respect to the Fund’s use of swap agreements as a principal investment strategy, if the Fund will sell credit default swaps please confirm the Fund will “cover” the full notional value of the swaps.

Response: The Trust responds by supplementally confirming the Fund will maintain liquid assets equal to the full notional value of the credit default swaps in which the Fund is the seller.

Prospectus – Management of the Fund – The Adviser – Fund Expenses

29.
Staff Comment: The Staff notes the disclosure indicates the Adviser is permitted to be reimbursed for fee reductions and/or expense payments made in the prior three fiscal years.  Please revise the disclosure to clarify the Adviser is permitted to be reimbursed for fee reductions and/or expense payments made in the prior three years.

Response: The Trust responds by making the requested revision.

30.	Staff Comment: Please explain supplementally what is meant by “The Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of fees and/or expenses”.

Response: The Trust responds by removing the disclosure from the Prospectus.

Prospectus – Shareholder Information

31.
Staff Comment: The Staff notes General Instruction C.3.(a) to Form N-1A requires that information required by Item 12 must be disclosed in one place in the prospectus.  Please move the information under the caption “Rule 12b-1 Distribution Plan” to a place in the Prospectus adjacent to the Item 12 information.

Response:  The Trust responds by making the requested revision.

Prospectus – Shareholder Information – Class A Shares

32.
Staff Comment: The Prospectus discloses “Additional information concerning sales load breakpoints is available in the SAI”.  The Staff notes all breakpoint information should be disclosed in the Prospectus.

Response: The Trust responds by supplementally confirming all information regarding breakpoints is disclosed in the Prospectus, and further responds by removing the sentence from the Prospectus.

33.
Staff Comment: Please include the prominent disclosure required by Item 12(a)(5) relating to certain information to be provided free of charge on the Funds’ website regarding sales loads and breakpoints. If the Fund does not make this information available on its website, please disclose the reasons why it does not do so.

Response: The Trust responds by adding the following disclosure under “Choosing a Share Class”:

“Information about sales charges, including applicable waivers, breakpoints, and discounts to the sales charges, is fully disclosed in this Prospectus, which is available, free of charge, on the Fund’s website at www.crossingbridgefunds.com. The Fund believes it is very important that an investor fully consider all aspects of their investment and be able to access all relevant information in one location. Therefore, the Fund does not make the sales charge information available to investors on the website independent of the Prospectus.”

Prospectus – Shareholder Information – How to Purchase Shares

34.
Staff Comment: Please explain supplementally if the Fund has any knowledge of a financial intermediary with its own cut-off time and the circumstances in which a cut-off time may be prior to the Fund’s cut-off time.  Please also supplementally explain the legal basis for how allowing financial intermediaries to set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund is consistent with Rule 22c-1.

Response: The Trust responds by supplementally stating it has no direct knowledge of a financial intermediary that sets a cut-off time prior to the Fund’s cut-off time. Further, the Trust supplementally explains that the Authorized Intermediaries, and not the Funds, may impose earlier cut-off times for redemption requests upon those shareholders who choose to redeem Fund shares through an Authorized Intermediary.  Purchase requests received by financial intermediaries after their designated cut-off times, but before the cut-off times established by a Fund, will not have been received (as described in Rule 22c-1(a)) by a Fund until the next day.

Prospectus – Shareholder Information – How to Redeem Shares

35.
Staff Comment: The paragraph under the sub-caption Payment of Redemption Proceeds on page 28 of the Prospectus notes redemption proceeds will usually be sent one to three business days following the receipt of a redemption request.  Please specify the range of payment types for which this redemption timing is applicable.  For example, if the timing applies to all forms of redemptions except for ACH redemptions, please clarify.

Response: The Trust responds by supplementally stating the one to three business day period in which redemption proceeds will usually be sent applies to all payment types.  Accordingly, the Trust respectfully declines to make any revisions associated with this comment.

Prospectus – Shareholder Information – Payment of Redeem Proceeds

36.
Staff Comment: Please add additional disclosure regarding the redemption methods the Fund typically expects to use to meet redemption requests in accordance with Item 11(c)(8) of Form N-1A, including which redemption methods will be used regularly and which will be used in stressed market conditions.

Response: The Trust responds by revising the disclosure as follows:

“The Fund typically expects it will hold cash or cash equivalents to meet redemption requests. The Fund may also use the proceeds from the sale of portfolio securities to meet redemption requests if consistent with the management of the Fund. These redemption methods will be used regularly under normal circumstances and ~~may also be used in~~ during periods of stressed market conditions.”

37.	Staff Comment: Please consider adding additional disclosure that the Fund reserves the right to pay proceeds in kind.

Response: The Trust responds by moving the paragraph titled “Redemptions in-Kind” from the section “Other Fund Policies” to the end of the “How to Redeem Shares” section of the Prospectus.

38.
Staff Comment: The Fund discloses that under unusual circumstances, the Fund may suspend redemptions, as permitted by federal securities law.  Please add disclosure further explaining this sentence or delete in its entirety.

Response: The Trust responds by deleting the last paragraph in this section in its entirety, as a more robust explanation is included in the immediately preceding paragraph.

Prospectus – Other Fund Policies – Redemptions in-Kind

39.
Staff Comment: The Staff notes the disclosure in the paragraph titled “Redemptions in-Kind” appears repetitive of the information provided under the section “Payment of Redemption Proceeds”. Please consider combining these sections.

Response: The Trust responds by making the requested revision.

Prospectus – Back Cover

40.
Staff Comment: Please revise the sentence “The Fund’s annual and semi-annual reports provide the most recent financial reports and portfolio listings” to state “The Fund’s annual and semi-annual reports provide the most recent financial reports and portfolio holdings.”

Response: The Trust responds by making the requested revision.

SAI

41.
Staff Comment: The last sentence of the first paragraph under the caption “Securities Lending” notes the Fund “may pay a portion of the interest or fee earned thereon to the borrower or a placing broker”. Please revise to clarify whether this disclosure is referring to the borrower rebate on cash collateral.

Response: The Trust responds by revising the disclosure as follows:

“The Fund may pay reasonable administrative and custodial fees in connection with loans of portfolio securities and may pay a portion of the interest or fee earned thereon to the borrower or a placing broker.  For loans secured by cash, the Fund retains the interest earned on cash collateral, but the Fund is required to pay the borrower a rebate for the use of the cash collateral.”

42.
Staff Comment: The second paragraph under the caption “Securities Lending” notes the “Fund may invest the cash collateral and earn income or receive an agreed-upon fee from a borrower that has delivered cash-equivalent collateral.”  The Staff notes cash, and not cash equivalents, is the only acceptable form of collateral. Please revise this sentence accordingly.

Response: The Trust responds by respectfully declining to make revisions associated with this comment.  The Trust supplementally notes that SEC staff guidance permits receipt of collateral consisting of cash equivalents, specifically U.S. government debt obligations and irrevocable bank letters of credit (see, e.g., Salomon Brothers, SEC No-Action Letter (May 4, 1975)).

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers